Mail Stop 3561

September 21, 2009

John P. Mackey
Chairman and Chief Executive Officer
Whole Foods Market, Inc.
550 Bowie St.
Austin, Texas 78703

> **Re:** **Whole Foods Market, Inc.**
> **Form 10-K for Fiscal Year Ended September 28, 2008**
> **Filed November 26, 2008**
> **Proxy Statement on Schedule 14A**
> **Filed January 26, 2009**
> **Forms 10-Q for the Fiscal Quarter Ended**
> **January 18, 2009 and April 12, 2009, July 5, 2009**
> **Filed February 27, 2009, May 22, 2009 and August 14, 2009**
> **File No. 000-19797**

Dear Mr. Mackey:

We have reviewed your response letter dated August 27, 2009 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Definitive Proxy Statement on Schedule 14A

Elements of Company's Compensation Plan and Whey We Choose…, page 13

1. We note your response to comment five from our letter dated July 17, 2009. We note that changes to the EVA-pool are based, in part, on a percentage of the positive EVA for the period and/or a percentage of the dollar amount change in EVA from the prior year. Please explain how you determine what percentage you will use in each instance. Also, in the second paragraph of your response you state that "any beginning EVA-pool balance will be forfeited to the extent the negative dollar amount of EVA change multiplied by the applicable percentage exceeds any increase…" Please explain what you mean by "applicable percentage" in this instance. Finally, please provide an example to illustrate how the EVA-pool dollar

amount for a fiscal year is calculated and how a negative change in EVA dollar amount as compared to the prior year may result in some or all of the beginning EVA-pool balancing being forfeited.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

Please contact Robert Errett, Staff Attorney, at 202-551-3225, or Mara Ransom, Legal Branch Chief at 202-551-3264, or me at 202-551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director